UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Tekelec

(Name of Issuer)
Common Stock

(Title of Class of Securities)
879101103

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	879101103	13G	Page	2	of	10

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) Natinco, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0 shares

	6	SHARED VOTING POWER

8,551,301 shares, the voting power of which is shared with Capita Trustees Limited, as trustees of the Natinec Settlement, a settlement established by a trust deed dated January 9, 2003 (the “Natinec Settlement”). The Natinec Settlement owns substantially all of the equity interest in Natinco, S.A.

	7	SOLE DISPOSITIVE POWER

0 shares

	8	SHARED DISPOSITIVE POWER

8,551,301 shares, the dispositive power of which is shared with Capita Trustees Limited, as Trustees of the Natinec Settlement. The Natinec Settlement owns substantially all of the equity interest in Natinco, S.A.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,551,301 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.7%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	879101103	13G	Page	3	of	10

1	NAME OF REPORTING PERSONS
(I.R.S. Identification Nos. of above persons (entities only)

Capita Trustees Limited, as Trustees of the Natinec Settlement, a settlement established by a trust deed dated January 9, 2003 (the “Natinec Settlement”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey, Channel Islands

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0 shares

	6	SHARED VOTING POWER

8,551,301 shares, the voting power of which is shared with Natinco, S.A., the record holder of these shares. The Natinec Settlement owns substantially all of the equity interest in Natinco, S.A.

	7	SOLE DISPOSITIVE POWER

0 shares

	8	SHARED DISPOSITIVE POWER

8,551,301 shares, the dispositive power of which is shared with Natinco, S.A., the record holder of these shares. The Natinec Settlement owns substantially all of the equity interest in Natinco, S.A.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,551,301 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.7%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	879101103	13G	Page	4	of	10

ITEM 1(a)	Name of Issuer:

Tekelec

ITEM 1(b)	Address of Issuer’s Principal Executive Offices:

5200 Paramount Parkway, Morrisville, NC 27560

ITEM 2(a)	Name of Person Filing:

This Statement is being filed by Natinco, S.A. and by Capita Trustees Limited, as Trustees of the Natinec Settlement, a settlement established by a trust deed dated January 9, 2003 (the “Natinec Settlement”). The persons filing this Statement are sometimes together referred to as the “Reporting Persons.” Stirling Trustees Limited was formerly the trustee of the Natinec Settlement but was merged into Capita Trustees Limited in September 2007. Natinco, S.A. is the record owner of the shares. The Natinec Settlement is the principal beneficial owner of the equity interest in Natinco, S.A.

ITEM 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Natinco, S.A. is 2, avenue Charles de Gaulle, L-1653 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of Capita Trustees Limited and the Natinec Settlement is 12 Castle Street, St. Helier, Jersey, Channel Islands JE2 3RT.

ITEM 2(c)	Citizenship:

Natinco, S.A. is a company organized under the laws of Luxembourg. Capita Trustees Limited is a company organized under the laws of Jersey, Channel Islands. The Natinec Settlement is a trust organized under the laws of Jersey, Channel Islands.

ITEM 2(d)	Title of Class of Securities:

Common Stock

ITEM 2(e)	CUSIP Number:

879101103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	879101103	13G	Page	5	of	10

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable
ITEM 4. OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	8,551,301 shares

(b)	Percent of class:	12.7%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	0 shares

	(ii) Shared power to vote or to direct the vote	8,551,301 shares

	(iii) Sole power to dispose or to direct the disposition of	0 shares

	(iv) Shared power to dispose or to direct the disposition of	8,551,301 shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock beneficially owned by the Reporting Persons.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

CUSIP No.	879101103	13G	Page	6	of	10

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

CUSIP No.	879101103	13G	Page	7	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

NATINCO, S.A.

By: /s/ Pierre Lentz

Print Name:	Pierre Lentz
Title: Director

By: /s/ Thierry Fleming

Print Name:	Thierry Fleming
Title: Director

CAPITA TRUSTEES LIMITED,
as Trustees of the Natinec Settlement

By: /s/ James Muir

Print Name:	James Muir
Title: Director

By: /s/ Roger Colyer

Print Name:	Roger Colyer
Title: Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	879101103	13G	Page	8	of	10
EXHIBIT INDEX

Exhibit Number	Exhibit	Page
1	Agreement to File Joint Statements on Schedule 13G	Page 9 of 10 pages

CUSIP No.	879101103	13G	Page	9	of	10
EXHIBIT 1
AGREEMENT TO FILE JOINT
STATEMENTS ON SCHEDULE 13G
     THIS AGREEMENT is entered into as of the 16th day of February, 2010 by and between Natinco, S.A., a company organized under the laws of Luxembourg, and Capita Trustees Limited, a company organized under the laws of Jersey, Channel Islands (the “Trustees”), as Trustees of the Natinec Settlement, a settlement established by a trust deed dated January 9, 2003 (the “Natinec Settlement”).
W I T N E S S E T H
     WHEREAS, Natinco and the Trustees, on behalf of the Natinec Settlement, are each deemed to hold beneficial ownership of more than five percent of the shares of the Common Stock of Tekelec, a California corporation (the “Common Stock”);
     WHEREAS, the Common Stock has been registered by Tekelec under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”);
     WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent of such a class of registered equity securities is, under certain circumstances, permitted and/or required to file with the Securities and Exchange Commission a statement on Schedule 13G; and
     WHEREAS, Rule 13d-1(k) under the Act provides that, whenever two or more persons are permitted to file a statement on Schedule 13G with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:
     Natinco and the Trustees, on behalf of the Natinec Settlement, each hereby agree, in accordance with Rule 13d-1(k) under the Act, to file jointly this amended statement on Schedule 13G and any amendments hereto (the “Statements”) which may now or hereafter be required to be filed by them with respect to the Common Stock that is beneficially owned or deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.
     Natinco and the Trustees, on behalf of the Natinec Settlement, each hereby agree that such Statements shall be filed jointly on behalf of each of them, and that a copy of this Agreement shall be filed as an exhibit thereto in accordance with Rule 13d-1(k)(iii) under the Act.
     This Agreement may be executed in counterparts which together shall constitute one agreement.

CUSIP No.	879101103	13G	Page	10	of	10
     IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first above written.

NATINCO, S.A.

By: /s/ Pierre Lentz

Print Name: Pierre Lentz
Title: Director

By: /s/ Thierry Fleming

Print Name: Thierry Fleming
Title: Director

CAPITA TRUSTEES LIMITED,
as Trustees of the Natinec Settlement

By: /s/ James Muir

Print Name: James Muir
Title: Director

By: Roger Colyer

Print Name: Roger Colyer
Title: Director